EX—FILING FEES

Calculation of Filing Fee Tables
Schedule TO
(Form Type)

LGAM Private Credit LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$8,143,763.76 (1)	0.01531%	$1,246.81 (2)
Fees Previously Paid			-
Total Transaction Valuation	$8,143,763.76
Total Fees Due for Filing			$1,246.81
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,246.81

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 405,768 Common Units of LGAM Private Credit LLC at a price equal to $20.07 per unit, which represents the Company’s net asset value as of June 30, 2025.
(2) Calculated at $153.10 per $1,000,000 of the transaction value.